UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, February 2, 2005

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Re.: Acquisition of Stocks issued by the Company for Resale or Cancellation

The Board of Directors of this Bank, in a meeting held on this date, pursuant to Paragraph 6 of Article 6 of the Corporate Bylaws, and in compliance with the requirements set forth in Paragraphs 1 and 2 of Article 30 of the Law 6,404/76 and the CVM (Brazilian Securities Commission) Instructions 10, 268 and 390 of February 14, 1980, November 13, 1997 and July 8, 2003, respectively, resolved:

I. to authorize the Board of Executive Officers of this Company to acquire, starting on the next 16th, up to 5,000,000 registered book-entry stock, with no par value, comprising 2,500,000 common stock and 2,500,000 preferred stock, to be maintained in treasury stock for later resale or cancellation, without decreasing the Capital Stock, being incumbency of the Board of Executive Officers to determine the opportunity and number of stocks to be effectively acquired, within the limits authorized and the validity term of this resolution.

For the purposes of Article 8 of CVM Instruction 10, as of February 14, 1980, it is specified that:

a) the objective of the present authorization is the application of resources available for Investments, resulting from the “Profits Reserve - Statutory Reserve” account;

b) is valid for the period of 6 (six) months (from February 16, 2005 to August 16, 2005);

c) according to the dispositions of Article 5 of CVM Instruction 10, the Bank has 309,443,268 outstanding stocks, comprising of 88,391,491 common stocks and 221,051,777 preferred stocks;

d) the acquisition and/or resale operations of this stock will be undertaken at market price and be intermediated by Bradesco S.A. Corretora de Títulos e Valores Mobiliários, with head office at Avenida Ipiranga, 282, 11o and 12o floors, São Paulo, SP.

II. in the event of cancellation of such purchased stocks, the Board of Directors will be responsible for submitting such cancellation for the approval of the General Stockholders’ Meeting, without decreasing the Capital Stock.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.